                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              Amendment No. 4*

                    Under the Securities Exchange Act of 1934

                             Woodroast Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                    979899119
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                                  (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                October  4, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

CUSIP No.


979899119
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          (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Okabena Partnership K, a Minnesota general partnership 41-1642281
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          (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)       [   ]
                                                                 (b)       [ X ]
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          (3)  SEC Use Only


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          (4)  Source of Funds

               WC
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          (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                     [   ]

               N/A
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          (6)  Citizenship or Place of Organization

               Minnesota
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Number of      (7)  Sole Voting Power             205,000        shares
Shares Bene-   -----------------------------------------------------------------
   ficially    (8)  Shared Voting Power              -0-         shares
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power        205,000        shares
 ing Person    -----------------------------------------------------------------
  With         (10) Shared Dispositive Power         -0-         shares
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       (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

               205,000 shares
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       (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               [  ]

               N/A
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       (13)    Percent of Class Represented by Amount in Row (11)
                                   6.9%
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     (14)      Type of Reporting Person (See Instructions)

               PN


                                Page 2 of 4 pages

This Amendment No. 4 amends the original Schedule 13D filed July 14, 1995. Amendment No. 1 filed April 12, 1996, Amendment No. 2 filed April 23, 1996 and Amendment No. 3 filed June 10, 1996.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c). The Reporting Person disposed of 13,000 shares of Common Stock on October 4, 1996 in open market transactions at an average sale price of $4.55 per share and 4,000 shares on October 7, 1996 at $4.75 per share, and thereby reducing its beneficial ownership by an amount greater than 1%.

               (d). There have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2.


                                Page 3 of 4 pages

                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 8, 1996                             OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                               Its Managing Partner

                                        By:  /s/ Gary S. Kohler
                                             --------------------------------
                                             Gary S. Kohler, Vice President


                                Page 4 of 4 pages